SILVERGATE CAPITAL CORPORATION

4250 Executive Square

Suite 300

La Jolla, California 92037

December 11, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549-0213

Re:        Silvergate Capital Corporation

Acceleration Request

Registration Statement on Form S-3

Filed December 3, 2020

File No. 333-251095

Dear Sir/Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, and in connection with the above-referenced Registration Statement (the “Registration Statement”), Silvergate Capital Corporation, a Maryland corporation, hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective on Wednesday, December 16, 2020, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please provide copies of the Commission’s order declaring the Registration Statement effective to Kevin Houlihan and William Levay, Holland & Knight LLP, 800 17th Street, NW, Suite 1100, Washington, D.C. 20006.

If you have any questions regarding this request, please telephone Kevin Houlihan or William Levay at (202) 955-3000 at the law firm of Holland & Knight LLP.

Very truly yours,

/s/ Alan J. Lane.
Alan J. Lane
President and Chief Executive Officer

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